SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

REMEC, INC.

(Name of Subject Company — Issuer and Filing Person — Offeror)

OPTIONS TO PURCHASE COMMON STOCK,

par value $0.01 per share

(Title of Class of Securities)

759543101

(CUSIP Number of Class of Securities)

Donald J. Wilkins

Senior Vice President, General Counsel and Secretary

REMEC, Inc.

3790 Via de la Valle

Del Mar, CA 92014

(858) 505-3713

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:

Garth Gartrell

Heller Ehrman White & McAuliffe LLP

275 Middlefield Road

Menlo Park, CA 94025

Phone: (650) 324-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,726,513	Previously Paid

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,262,531 shares of common stock of REMEC, Inc. having an aggregate value of $1,726,513 as of August 30, 2004 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $126.70 per each $1.0 million of the value of the transaction.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ]	Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.
[ X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [    ]

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (as amended, this “Schedule TO”) originally filed by REMEC, Inc., a California corporation (“REMEC” or the “Company”), with the Securities and Exchange Commission on September 3, 2004. This Schedule TO relates to an offer by REMEC to certain eligible persons to exchange options to purchase shares of REMEC common stock, par value $0.01 per share (the “Common Stock”), with exercise prices greater than or equal to $15.00 per share that are currently outstanding under the REMEC 1995 Equity Incentive Plan (the “1995 Plan”), REMEC 2001 Equity Incentive Plan (the “2001 Plan”) and options that were assumed by REMEC pursuant to prior acquisitions for restricted stock units that will represent the right to receive shares of REMEC Common Stock and that will be granted under the 1995 Plan and 2001 Plan upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated September 3, 2004 as amended by the Addendum to Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated September 23, 2004 (the “Offer”), copies of which have been filed as exhibits to this Schedule TO.

On October 26, 2004 REMEC announced the extension of the expiration date of the Offer to 12:00 midnight, Eastern Standard time, on Monday, November 8, 2004. A copy of the announcement is incorporated by reference into this Schedule TO as Exhibit (a)(1)(xiv).

Item 12.    Exhibits.

  (a)    (i)    Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated September 3, 2004.*

  (ii)    Form of Memorandum from Thomas H. Waechter dated September 9, 2004.*

  (iii)   Election Form.**

  (iv)    Form of Notice to Withdraw from the Offer.**

  (v)     Form of E-mail confirmation of receipt of Election Form.*

  (vi)    Form of E-mail confirmation of receipt of Notice to Withdraw from the Offer.*

  (vii)   Form of E-mail reminder about Expiration of Offer.*

  (viii)  Form of E-mail notification of acceptance and cancellation of tendered options.*

  (ix)    REMEC, Inc. Annual Report on Form 10-K for its fiscal year ended January 31, 2004 incorporated herein by reference.

  (x)     REMEC, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended April 30, 2004 incorporated herein by reference.

  (xi)    REMEC, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended July 31, 2004 incorporated herein by reference.

  (xii)   Addendum to Offer to Exchange Certain Outstanding Options for Restricted Stock Units,
    dated September 23, 2004.**

  (xiii)  Form of Memorandum from Bruce Elliott dated September 20, 2004.**

  (xiv)  Form of Memorandum from Bruce Elliott dated October 26, 2004.

(b)     Not applicable.

(d)     (1)    REMEC, Inc. 1995 Equity Incentive Plan.*

(2) REMEC,	Inc. 1995 Equity Incentive Plan Prospectus.*

(3) REMEC,	Inc. 2001 Equity Incentive Plan.*

(4) REMEC,	Inc. 2001 Equity Incentive Plan Prospectus.*

(g)     Not applicable.

(h)     Not applicable.

*	Previously filed on Schedule TO-I on September 3, 2004.
** Previously	filed on Schedule TO-I/A on September 23, 2004.

Item 13.    Information Required by Schedule 13E-3.

  (a)    Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REMEC, Inc.

By:	/s/ Donald J. Wilkins
Donald J. Wilkins
Senior Vice President, General Counsel and Secretary

Date:    October 26, 2004

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INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(i)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated September 3, 2004.*

(a)(1)(ii)	Form of Memorandum from Thomas H. Waechter dated September 9, 2004.*

(a)(1)(iii)	Election Form.**

(a)(1)(iv)	Form of Notice to Withdraw from the Offer.**

(a)(1)(v)	Form of E-mail confirmation of receipt of Election Form.*

(a)(1)(vi)	Form of E-mail confirmation of receipt of Notice to Withdraw from the Offer.*

(a)(1)(vii)	Form of E-mail reminder about Expiration of Offer.*

(a)(1)(viii)	Form of E-mail notification of acceptance and cancellation of tendered options.*

(a)(1)(ix)	REMEC, Inc. Annual Report on Form 10-K for the fiscal year ended January 31, 2004 incorporated herein by reference.

(a)(1)(x)	REMEC, Inc. Quarterly Report on Form 10-Q for the quarter ended April 30, 2004 incorporated herein by reference.

(a)(1)(xi)	REMEC, Inc. Quarterly Report on Form 10-Q for the quarter ended July 31, 2004 incorporated herein by reference.

(a)(1)(xii)	Addendum to Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated September 23, 2004.**

(a)(1)(xiii)	Form of Memorandum from Bruce Elliot dated September 20, 2004.**

(a)(1)(xiv)	Form of Memorandum from Bruce Elliot dated October 26, 2004.

(d)(1)	REMEC, Inc. 1995 Equity Incentive Plan.*

(d)(2)	REMEC, Inc. 1995 Equity Incentive Plan Prospectus.*

(d)(3)	REMEC, Inc. 2001 Equity Incentive Plan.*

(d)(4)	REMEC, Inc. 2001 Equity Incentive Plan Prospectus.*

*	Previously filed on Schedule TO-I on September 3, 2004.
**	Previously filed on Schedule TO-I/A on September 23, 2004.